Exhibit 99.1

CITYCON

H1 | 2018

HALF-YEARLY REPORT
JANUARY–JUNE

Q2/2018 | 2

CITYCON H1/2018:

SOLID OPERATING PERFORMANCE CONTINUED;

EARNINGS IMPACTED BY DISPOSALS AND FX

–	Economic occupancy rate improved by 30 basis points.

–	Divestments conducted in 2017 and in H1/2018 as well as weaker currencies impacted net rental income and EPRA Earnings as expected. Cost savings initiatives progressed well and administrative expenses decreased by 10% year-on-year.

–	Good operating performance in shopping centre Iso Omena continued: strong footfall and tenant sales.

–	Fair value change of investment properties was EUR -34 million mainly driven by Finland and Norway.

–	Guidance related to Direct operating profit, EPRA Earnings and EPRA Earnings per share specified.

APRIL—JUNE 2018

–	Net rental income was EUR 54.3 million (Q2/2017: 59.4). Divestments decreased net rental income by EUR 5.1 million and weaker currencies by EUR 1.0 million.

–	EPRA Earnings was EUR 36.4 million (40.9) due to lower net rental income following disposals. Lower administrative and net financial expenses partly offset this reduction. EPRA Earnings per share (basic) was EUR 0.041 (0.046), negative impact from weaker currencies was EUR 0.001.

–	IFRS-based earnings per share was EUR 0.00 (0.03) as a result of net fair value losses on investment properties and impacts from divestments and currencies.

JANUARY—JUNE 2018

–	Net rental income was EUR 107.6 million (H1/2017: 116.0). (Re)development projects and acquisition of Straedet in Denmark increased NRI by EUR 4.1 million, while divestments decreased net rental income by EUR 9.2 million and weaker SEK and NOK by EUR 2.9 million.

–	EPRA Earnings was EUR 72.5 million (79.2) due to lower net rental income. Lower administrative expenses as well as net financial expenses partly offset this reduction. EPRA Earnings per share (basic) was EUR 0.081 (0.089), negative impact from weaker currencies was EUR 0.003.

–	IFRS-based earnings per share was EUR 0.02 (0.07) as a result of net fair value losses on investment properties and impacts from divestments as well as currencies.

KEY FIGURES

					Q1–Q2/	Q1–Q2/		Comparable
		Q2/2018	Q2/2017	% 1)	2018	2017	% 1)	change % 3)	2017
Net rental income	MEUR	54.3	59.4	-8.5%	107.6	116.0	-7.2%	-4.8%	228.5
Direct Operating profit 2)	MEUR	48.4	52.7	-8.2%	95.8	103.0	-7.0%	-4.5%	200.5
Earnings per share (basic)	EUR	0.00	0.03	-	0.02	0.07	-67.0%	-65.6%	0.10
Fair value of investment properties	MEUR	4,140.8	4,156.1	-0.4%	4,140.8	4,156.1	-0.4%	-	4,183.4
Loan to Value (LTV) 2)%		47.0	47.3	-0.6%	47.0	47.3	-0.6%	-	46.7
EPRA based key figures 2)
EPRA Earnings	MEUR	36.4	40.9	-10.8%	72.5	79.2	-8.5%	-5.5%	152.3
EPRA Earnings per share (basic)	EUR	0.041	0.046	-10.8%	0.081	0.089	-8.5%	-5.5%	0.171
EPRA NAV per share	EUR	2.68	2.78	-3.4%	2.68	2.78	-3.4%	-	2.71

1)	Change from previous year. Change-% is calculated from exact figures.

2)	Citycon presents alternative performance measures according to the European Securities and Markets Authority (ESMA) new guidelines. More information is presented in Basis of Preparation and Accounting Policies in the notes to the accounts.

3)	Change from previous year (comparable exchange rates). Change-% is calculated from exact figures.

Q2/2018 | 3

OUTLOOK 2018 SPECIFIED

Previously
EPRA Earnings per share (basic)	EUR	0.155 – 0.170	0.155 – 0.175
Direct operating profit 1)	MEUR	-14 to -1	-15 to +1
EPRA Earnings 1)	MEUR	-14 to -1	-14 to +4

1)	Change compared to the previous year

These estimates are based on the existing property portfolio and on the prevailing level of inflation, the EUR–SEK and EUR–NOK exchange rates, and current interest rates. Guidance for 2018 includes around EUR -4 million impact from weaker currencies. Premises taken offline for planned or ongoing (re)development projects reduce net rental income during the year.

CEO MARCEL KOKKEEL:

“Our strategic focus is to concentrate on multi-functional shopping centres in growing urban areas. Therefore, we continued our transformation journey during the first half of 2018 to improve the average quality of our portfolio. In line with our strategy, we have announced the divestment of four secondary assets so far this year. The total proceeds from the divestments amounted to approximately EUR 80 million, which were used to fund our development pipeline. We continue to aim to divest EUR 200-400 million of assets in the coming few years and use the proceeds to strengthen our balance sheet and to fund our development pipeline. Our redevelopment projects have been successful and Iso Omena is a great example of a well-performing prime asset after a redevelopment project. It is also an excellent case study of how to integrate community services in a shopping centre. The footfall doubled and tenant sales grew by 30% in H1/2018 compared to previous year. We are also very much looking forward to opening our next prime asset, Mölndal Galleria, in Gothenburg at the end of September 2018.

Our performance in January-June 2018 was in line with our expectations. We were pleased with our solid operational perfor-mance, albeit our EPRA earnings of EUR 0.081 declined during the first half of the year as a result of disposals and negative currency impact. Our total net rental income amounted to EUR 108 million during the period. As of H1/2018 we start commenting a pro forma like-for-like net rental income figure, which includes the impact of shopping centres Iso Omena and Buskerud for the April-June 2018 period. Our pro forma like-for-like net rental income grew by 1.1% illustrating the good progress we are seeing in Iso Omena and its positive impact on our numbers. Excluding Iso Omena and Buskerud, our like-for-like net rental income declined by 0.4% during January-June 2018. In addition, we were pleased with the continued good performance of our operations in Sweden, while the performance in other countries was more subdued. Economic occupancy rate improved by 30 basis points, although we continue to see pressure on non-core asset rental levels, particularly in Finland. During H1/2018, administrative expenses declined significantly due to cost reduction initiatives.

In the retail industry a noticeable divergence between the best and other assets is clearly visible. We also see this polarization in our asset portfolio. We continued to see good performance in our prime shopping centres in major urban areas during the first half of 2018, while the development in secondary shopping centres, particularly in Finland, was softer. As a result, the fair value changes of our investment properties amounted to EUR -34 million during January-June 2018 driven by Finland and Norway.

With half of the year now behind us and after the announced divestments, we have specified our guidance range. We now expect our EPRA EPS to be in the range of EUR 0.155-0.170 for the full year 2018.”

Q2/2018 | 4

1. LIKE-FOR-LIKE NET RENTAL INCOME CONTINUED TO GROW IN SWEDEN

LIKE-FOR-LIKE AND TOTAL NET RENTAL INCOME DEVELOPMENT, Q1–Q2/2018 VS. Q1–Q2/2017

1)	Including comparable periods for Iso Omena and Buskerud 4–6/2018

NET RENTAL INCOME AND GROSS RENTAL INCOME BREAKDOWN

	Net rental income						Gross rental income
			Sweden &
MEUR	Finland	Norway	Denmark	Estonia	Other	Total	Total
Q1–Q2/2017	42.5	41.4	20.5	11.3	0.3	116.0	131.5
Acquisitions	-	-	2.0	-	-	2.0	2.1
(Re)development projects	3.0	-0.4	0.0	-0.5	-	2.1	1.4
Divestments	-7.0	-1.7	-0.5	-	-	-9.2	-10.7
Like-for-like properties 1)	-1.1	0.1	0.8	0.0	-	-0.3	0.3
Other (incl. exchange rate differences)	-0.1	-1.7	-1.1	0.0	-0.1	-2.9	-4.5
Q1–Q2/2018	37.3	37.7	21.7	10.7	0.2	107.6	120.1

1)	Like- for-like properties are properties held by Citycon throughout two full preceding periods. Like- for-like properties exclude properties under (re)development or extension.

The net rental income decreased to EUR 107.6 million mainly due to divestments conducted in 2017 and during the first half of 2018. On the other hand, (re)development projects (mainly Iso Omena and Buskerud) coming online and the acquisition of phase 1 and 2 of the shopping centre Straedet in Denmark increased net rental income.

Like-for-like gross rental and service charge income increased by EUR 0.9 million. On the other hand, like-for-like property operating expenses increased from the corresponding period by EUR 1.3 million. As a result, like-for-like net rental decreased by EUR 0.3 million or -0.4%.

Net rental income from the Finnish operations decreased by 12.3% compared to H1/2017 mainly due to divestments of non-core assets in 2017 and one asset during the second quarter of 2018. This was partly offset by the completed (re)development pro-ject of Iso Omena, which increased net rental income. Net rental income from the like-for-like portfolio decreased by 5.9% due to the competitive market environment outside Helsinki metropolitan area which put pressure on rents and increased vacancy. The Finnish like-for-like portfolio accounted for 45% out of the total Finnish portfolio measured by net rental income.

Q2/2018 | 5

Net rental income from Norwegian operations decreased by 8.9% compared to H1/2017 due to disposals of non-core assets in 2017 and the second quarter of 2018. Also a weaker NOK compared to previous year impacted the net rental income develop-ment. The net rental income for the like-for-like portfolio increased by 0.2% driven mainly by higher parking income.

Net rental income from Swedish & Danish operations increased strongly by 6.0% due to acquisitions and good like-for-like growth. Like-for-like portfolio grew by 4.0% as result of higher turnover based rents, rent indexations and renegotiated lease agreements in several centres. The acquisition of shopping centre Straedet in Denmark had a significant positive impact on net rental income.

Net rental income from the Estonian operations decreased by 4.7% compared to H1/2017 due to the impact from redevelop-ment project in shopping centre Kristiine and negative like-for-like growth of -0.3% in shopping centre Rocca al Mare.

As of H1/2018 we start commenting a pro forma like-for-like net rental income figure, which includes the impact of shopping centres Iso Omena and Buskerud for the April-June 2018 period. Our pro forma like-for-like net rental income grew by 1.1% driven by Iso Omena.

2. OPERATIONAL FIGURES

The economic occupancy rate improved by 0.3 percentage points during the period. This was particularly due to Finland as the divestment of a retail property in Kuopio decreased the number of vacant premises. In addition, a number of new leases were signed in Iso Omena, Koskikeskus and IsoKristiina. The average rent per sq.m. remained unchanged from year end 2017 due to weaker exchange rates. With comparable rates, the average rent per sq.m. increased by EUR 0.5. The year-to-date leasing spread of renewals and re-lettings was -0.1% due to tight competition in the smaller cities in Finland and in Tallinn, Estonia. In Sweden&Denmark and Norway, the leasing spread developed positively.

ECONOMIC OCCUPANCY RATE 1)

1)	Including Kista Galleria 50%.

Q2/2018 | 6

TENANT SALES DEVELOPMENT, Q1–Q2/2018 VS. Q1–Q2/2017 1)

1)	Sales fi gures include estimates. Sales fi gures exclude VAT and the change has been calculated using comparable exchange rates.

FOOTFALL DEVELOPMENT, Q1–Q2/2018 VS. Q1–Q2/2017 1)

1)	Footfall fi gures include estimates.

Q2/2018 | 7

LEASE PORTFOLIO SUMMARY 1)

		30 June 2018	30 June 2017	31 December 2017
Number of leases	pcs	4,434	4,862	4,581
Average rent	EUR/sq.m.	23.2	23.5	23.2
Finland	EUR/sq.m.	26.6	26.5	26.3
Norway	EUR/sq.m.	21.9	21.7	21.8
Sweden & Denmark	EUR/sq.m.	21.9	22.9	22.4
Estonia	EUR/sq.m.	20.6	21.6	20.7
Average remaining length of lease portfolio	years	3.4	3.4	3.5
Occupancy cost ratio 2)%		8.9	8.8	8.8
Leasing spread, renewals and re-lettings	%	-0.1	-6.2	-4.0

1)	Including Kista Galleria 50%.

2)	The rolling twelve month occupancy cost ratio for like-for-like shopping centres.

LEASING ACTIVITY 1)

		Q1–Q2/2018	Q1–Q2/2017	2017
Total area of leases started	sq.m.	80,429	139,322	259,053
Average rent of leases started	EUR/sq.m.	23.4	22.9	22.9
Total area of leases ended	sq.m.	121,002	146,134	347,330
Average rent of leases ended	EUR/sq.m.	21.5	21.7	23.1

1)	Including Kista Galleria 50%. Leases started and ended do not necessarily refer to the same premises.

3. VALUATION ITEMS AND DIVESTMENTS IMPACTED OPERATING PROFIT

Administrative expenses declined to EUR 12.4 million (13.7) driven by lower personnel and consulting expenses. At the end of the reporting period, Citycon Group employed a total of 250 (254) full-time employees (FTEs), of whom 70 worked in Finland, 105 in Norway, 60 in Sweden, 11 in Estonia, two in the Netherlands and one in Denmark.

Operating profit declined to EUR 57.5 million (101.2) due to fair value losses of EUR -33.5 million (-8.4).

Net financial expenses year-to-date decreased by EUR 3.8 million to EUR 25.8 million (29.6) mainly due to a lower average debt level, weaker currencies and lower other financial expenses.

Share of profit of joint ventures totalled EUR -4.9 million (-1.4). The decrease came mainly from lower NRI from project vacan-cy, fair value loss and higher deferred taxes in Kista Galleria.

Profit for the period decreased to EUR 19.4 million (59.2) mainly due to lower net rental income and fair value losses.

Q2/2018 | 8

4. PROPERTY PORTFOLIO VALUE DECLINED SLIGHTLY

PROPERTY PORTFOLIO SUMMARY

	No. of	Gross leasable	Fair value,	Properties held for sale,	Portfolio,
30 June 2018	properties	area	MEUR	MEUR	%
Shopping centres, Finland	13	342,350	1,622.2	-	39%
Other properties, Finland	1	2,240	2.0	-	0%
Finland, total	14	344,590	1,624.2	-	39%
Shopping centres, Norway	16	389,800	1,384.9	3.7	34%
Rented shopping centres, Norway 1)	2	18,200	-	-	-
Norway, total	18	408,000	1,384.9	3.7	34%
Sweden & Denmark, total	9	240,200	826.8	-	20%
Estonia, total	2	101,600	305.0	-	7%

Shopping centres, total	42	1,092,150	4,138.9	3.7	100%
Other properties, total	1	2,240	2.0	-	0%
Investment properties, total	43	1,094,390	4,140.8	3.7	100%
Kista Galleria (50%)	1	46,300	284.6	-	-
Investment properties and Kista Galleria (50%), total	44	1,140,690	4,425.5	3.7	-

1)	Value of rented properties is recognised within intangible rights based on IFRS rules.

The fair value of investment properties decreased by EUR 42.6 million to EUR 4,140.8 million (31 December 2017: 4,183.4). Property disposals and transfers from investment properties to investment properties held for sale decreased the fair value by EUR 46.6 million while the investments increased the fair value by EUR 36.1 million. In addition, changes in exchange rates increased the fair value by EUR 1.5 million and fair value losses decreased fair values by EUR 33.5 million.

FAIR VALUE CHANGES

MEUR	Q2/2018	Q2/2017	Q1–Q2/2018	Q1–Q2/2017	2017
Finland	-14.3	-5.5	-27.9	-15.1	-44.7
Norway	-10.3	-13.7	-13.9	0.7	-22.2
Sweden & Denmark	0.8	5.4	13.6	8.8	30.6
Estonia	-1.8	-1.9	-5.3	-2.8	-6.5
Investment properties, total	-25.6	-15.7	-33.5	-8.4	-42.9
Kista Galleria (50%)	-3.7	0.6	-4.2	0.5	-0.6
Investment properties and Kista Galleria (50%), total	-29.3	-15.1	-37.7	-7.8	-43.5

The company recorded a total value increase of EUR 33.1 million (86.9) and a total value decrease of EUR 66.7 million (95.3).

External appraiser, CBRE, measures the fair values for the half-yearly report and Financial statements. Citycon measures the fair values of the properties internally in the first and third quarter.

CBRE’s Valuation Statement for the period-end is available on Citycon’s website below Investors.

Q2/2018 | 9

5. RECYCLING OF CAPITAL

ACQUISITIONS AND DIVESTMENTS Q1-Q2/2018

				Gross leasable	Price,
		Location	Date	area, sq.m.	MEUR
Divestments
Åkermyntan Centrum	Shopping centre	Stockholm, Sweden	31 March	10,300	30.0
Kuopion Kauppakatu 41	Retail property	Kuopio, Finland	30 April	10,300	22.0
Heiane Storsenter	Shopping centre	Stord, Norway	30 May	23,900	24.0
Divestments, total				44,500	76.0

During the reporting period, Citycon continued to implement its divestment strategy and divested 2 shopping centres and 1 retail property for approximately EUR 76 million.

After the reporting period, on 3 July Citycon purchased the third and final part of shopping centre Straedet and additionally divested shopping centre Glasshuspassasjen in Bodø, Norway for EUR around EUR 4 million on 5 July.

Since the strategy update in 2011, Citycon has divested 65 non-core properties and five residential portfolios for a total value of approximately EUR 750 million. The company will continue to improve the quality of the portfolio and aims to divest EUR 200-400 million of assets in the next few years.

6. (RE)DEVELOPMENT PROJECTS PROGRESSED

At the end of the reporting period, Citycon had two major (re)development projects underway: the Mölndal Galleria project in Gothenburg and the Lippulaiva project in the Greater Helsinki area.

(RE)DEVELOPMENT PROJECTS IN PROGRESS ON 30 JUNE 2018 1

		Area	Expected gross	Actual gross investment by	Pre-leasing by
		before/after,	investment,	30 June 2018,	30 June
	Location	sq.m.	MEUR	MEUR	2018	Completion

Mölndal Galleria	Gothenburg, Sweden	-/24,000	60.0 (120.0) 2)	47.4	85 - 90%	Q3/2018
Lippulaiva	Greater Helsinki area, Finland	19,200/44,300	215.0	62.2	55 - 60%	2021

1)	In addition to these projects, Citycon has purchased from TK development shopping centre Straedet in Køge in the greater Copenhagen area on 3 July 2018. The total purchase price was approximately EUR 84 million based on a fixed 6.25% net initial yield.

2)	The number in brackets reflects Citycon’s total investment in the project including agreed buyouts of JV shares.

Further information on Citycon’s completed, ongoing and potential (re)developments can be found in the company’s Financial Review 2017.

7. SHAREHOLDERS’ EQUITY

Equity per share decreased to EUR 2.45 (31 December 2017: 2.48), mainly due to dividends and equity return of EUR 57.8 million whereas profit for the period of EUR 19.4 million attributable to parent company shareholders increased equity per share.

At period-end, shareholders’ equity attributable to parent company’s shareholders was EUR 2,180.5 million (31 December 2017: 2,208.1).

Q2/2018 | 10

8. FINANCING

KEY FINANCING FIGURES

		30 June 2018	30 June 2017	31 December 2017
Interest bearing debt, fair value	MEUR	2,083.6	2,199.1	2,097.2
Available liquidity	MEUR	565.7	564.8	559.4
Average loan maturity	years	4.7	5.0	5.1
Loan to Value (LTV)%		47.0	47.3	46.7
Equity ratio (financial covenant > 32.5)%		47.1	46.8	47.4
Interest cover ratio (financial covenant > 1.8)	x	3.8	3.8	3.8
Solvency ratio (financial covenant < 0.65 )	x	0.46	0.47	0.46
Secured solvency ratio (financial covenant < 0.25)	x	0.02	0.02	0.02
Average interest-rate fixing period	years	4.6	5.0	5.1
Interest rate hedging ratio	%	94.9	85.6	94.1

During January-June 2018 Citycon did not raise any new long-term debt. Proceeds from non-core property divestments were partly used to repay debt. Some commercial papers were repaid, and NOK 100 million of the NOK 1,400 million bond carrying a fixed coupon of 3.9% was repurchased from the open markets and cancelled. In June 2018, Moody’s downgraded Citycon’s credit rating from Baa1 to Baa2.

Citycon uses interest rate swaps to hedge the floating interest rate risk exposure. According to the company’s treasury policy, the currency net transaction risk exposure with profit and loss impact is fully hedged through currency forwards and cross-currency swaps.

INTEREST-BEARING DEBT

The fair value of interest-bearing debt decreased during the first half of the year by EUR 13.6 million to EUR 2,083.6 million, as operative cash flow and divestments more than covered the funding need for acquisitions, (re)development project invest-ments, equity repayments and dividends. The weighted average loan maturity decreased to 4.7 years, as no new long-term debt was raised during the first half of the year. The LTV increased slightly to 47.0% (46.7%) as property fair values declined.

Q2/2018 | 11

FINANCIAL EXPENSES

FINANCIAL EXPENSES KEY FIGURES

		Q1–Q2/2018	Q1–Q2/2017	2017
Financial expenses	MEUR	-30.2	-32.8	-63.2
Financial income	MEUR	4.4	3.1	6.9
Net financial expenses (IFRS)	MEUR	-25.8	-29.6	-56.4
Direct net financial expenses (EPRA)	MEUR	-26.1	-27.4	-54.4
Weighted average interest rate 1)%		2.78	2.58	2.78
Year-to-date weighted average interest rate 1)%		2.79	2.68	2.70

1)	Including interest rate swaps and cross-currency swaps

Net financial expenses year-to-date decreased by EUR 3.8 million to EUR 25.8 million (29.6) despite a slightly higher average cost of debt mainly due to a lower average debt level, weaker currencies, higher interest income and lower other financial expenses. Other financial expenses included EUR 0.6 million of indirect costs realized when NOK 100 million of the NOK 1,400 million bond was repurchased and cancelled. The other financial income included EUR 0.9 million of indirect financial income relating to fair value changes of cross-currency swaps not under hedge accounting. The financial income mainly consisted of the interest income on loans to the Kista Galleria and Mölndal Galleria joint venture companies, and partly on interest differ-ences from forward agreements. The average cost of debt remained stable during the period, but was slightly higher compared to H1/2017 due to less outstanding commercial paper.

9. BUSINESS ENVIRONMENT

BUSINESS ENVIRONMENT KEY FIGURES

	Finland	Norway	Sweden	Denmark	Estonia	Euro area
GDP growth forecast, 2018	2.5%	2.0%	2.6%	2.2%	3.5%	2.4%
Unemployment, 5/2018	7.9%	3.7%	6.1%	5.2%	5.0%	8.4%
Inflation, 5/2018	1.0%	2.3%	1.9%	1.1%	3.0%	2.0%
Retail sales growth, 1-5/2018	3.7%	2.7%	3.3%	0.0%	3.0%	1.4%

Sources: SEB Nordic Outlook, European Commission, Eurostat, Statistics Finland/Norway/Sweden/Estonia/Denmark

In Finland, retail sales continued to grow strongly during the first half of the year. Retail rents were quite stable during H1/2018 in the better-quality centres in the Helsinki Metropolitan Area (HMA). Secondary centres outside HMA continued to experi-ence pressure in rents, particularly in locations with new competition. Retail property transactions remained active, despite total volume being down compared to last year. The prime shopping yield in the HMA area remained unchanged since first quarter at approximately 4.5%.

In Norway, retail sales continued to grow during the reporting period. According to a report by Kvarud Analyse the footfall remained unchanged compared to the same period of 2017 and the average shopping basket size increased by 2.5%. Shopping centre rents have remained stable over the last twelve months. Yields in prime shopping centres have remained at 4.25% while there is upwards pressure on non-prime yields. Retail property investment market volumes were higher than last year due to a large merger transaction of two companies in Norway.

In Sweden, retail sales grew during the first half of the year. Retail rents increased in the best shopping centres but the market in secondary locations was more challenging. The prime shopping centre yields remained unchanged from Q1/2018 at 4.25%. There were no major retail property transactions on the market during the first half of the year and the investment volume decreased clearly compared to 2017.

In Denmark, retail sales growth was flat during the first half of the year and overall the growth has been modest since 2015.

There were no major changes in rental levels and the prime shopping centre yields were approximately 4.0%.

In Estonia, retail sales grew especially in cosmetic stores and pharmacies. The prime shopping centre rental levels remained stable but the expansions of current centres and new developments coming online are expected to increase the gap between prime and secondary assets. Prime shopping centre yields are expected to increase in medium term.

(Sources: SEB Nordic Outlook, European Commission, CBRE, Statistics Finland/Norway/Sweden/Estonia/Denmark, Eurostat)

Q2/2018 | 12

10. RISKS AND UNCERTAINTIES

The most significant near-term risks and uncertainties in Citycon’s business operations are associated with the general devel-opment of the economy and consumer confidence in the Nordic countries and Estonia as well as how this affects the fair values, occupancy rates and rental levels of the shopping centres and thereby Citycon’s financial result. Increased competition locally or from e-commerce might affect demand for retail premises, which could lead to lower rental levels or increased vacancy, especially outside capital city regions.

The main risks that can materially affect Citycon’s business and financial results, along with the main risk management actions, are presented in detail in on pages 38-39 in the Financial Statements 2017, in Note 3.5 A) as well as on Citycon’s website in the Corporate Governance section.

11. GENERAL MEETING

Annual General Meeting 2018

Citycon’s Annual General Meeting (AGM) was held in Helsinki on 20 March 2018. The AGM adopted the company’s Financial Statements and discharged the members of the Board of Directors and the CEO from liability for the financial year 2017. The General Meeting decided that no dividend is distributed by a resolution of the AGM and authorised the Board of Directors to decide in its discretion on the distribution of dividend and assets from the invested unrestricted equity fund. Based on the authorisation the maximum amount of dividend to be distributed shall not exceed EUR 0.01 per share and the maximum amount of equity repayment to be distributed from the invested unrestricted equity fund shall not exceed EUR 0.12 per share. The authorisation is valid until the opening of the next AGM.

The AGM decisions and the minutes of the AGM are available on the company’s website at citycon.com/agm2018.

12. SHARES, SHARE CAPITAL AND SHAREHOLDERS

SHARES AND SHARE CAPITAL

		Q1–Q2/2018	Q1–Q2/2017%		2017
Share capital at period-start	MEUR	259.6	259.6	-	259.6
Share capital at period-end	MEUR	259.6	259.6	-	259.6

Number of shares at period-start		889,992,628	889,992,628	-	889,992,628
Number of shares at period-end		889,992,628	889,992,628	-	889,992,628

SHARE PRICE AND TRADING

		Q1–Q2/2018	Q1–Q2/2017%		2017
Low	EUR	1.78	2.16	-17.4%	2.08
High	EUR	2.25	2.50	-10.0%	2.50
Average	EUR	1.95	2.28	-14.6%	2.23
Latest	EUR	1.85	2.30	-19.4%	2.16
Market capitalisation at period-end	MEUR	1,650.0	2,045.2	-19.3%	1,920.6

Number of shares traded	million	134.9	81.8	64.9%	177.3
Value of shares traded	MEUR	261.7	187.0	40.0%	395.9

Q2/2018 | 13

SHAREHOLDERS 30 JUNE 2018

The company has a single series of shares, with each share entitling to one vote at a General Meeting of shareholders. The shares have no nominal value.

At the end of June 2018, Citycon had a total of 16,876 (13,559) registered shareholders, of which nine were account managers of nominee-registered shares. The most significant registered shareholders at period-end can be found on company’s website citycon.com/major-shareholders.

DIVIDEND AND EQUITY REPAYMENT

DIVIDENDS AND EQUITY REPAYMENTS PAID ON 30 JUNE 2018 1)

	Record date	Payment date	EUR / share
Dividend for 2017	22 March 2018	29 March 2018	0.0100
Equity repayment Q1	22 March 2018	29 March 2018	0.0225
Equity repayment Q2	21 June 2018	29 June 2018	0.0325
Total			0.0650

REMAINING BOARD AUTHORISATION FOR EQUITY REPAYMENT 2)

	Preliminary	Preliminary
	record date	payment date	EUR / share
Equity repayment Q3	20 September 2018	28 September 2018	0.0325
Equity repayment Q4	14 December 2018	28 December 2018	0.0325
Total			0.0650

1)	Board decision based on the authorisation issued by the AGM 2018

2)	The AGM 2018 authorised the Board of Directors to decide in its discretion on the distribution of dividend and assets from the invested unrestricted equity fund. Based on the authorisation the maximum amount of dividend to be distributed shall not exceed EUR 0.01 per share and the maximum amount of equity repayment distributed from the invested unrestricted equity fund shall not exceed EUR 0.12 per share. Unless the Board of Directors decides otherwise for a justified reason, the authorisation will be used to distribute dividend and/or equity repayment four times during the period of validity of the authorisation. In this case, the Board of Directors will make separate resolutions on each distribution of the dividend and/or equity repayment so that the preliminary record and payment dates will be as stated above. Citycon shall make separate announcements of such Board resolutions.

Q2/2018 | 14

BOARD AUTHORISATIONS

In addition to the asset distribution authorisation of the Board of Directors explained above, the Board of Directors of the company had two valid authorisations at the period-end granted by the AGM held on 20 March 2018:

–	The Board of Directors may decide on an issuance of a maximum of 85 million shares or special rights entitling to shares re-ferred to in Chapter 10 Section 1 of the Finnish Companies Act, which corresponded to approximately 9.55% of all the shares in the company at the period-end. The authorisation is valid until the close of the next AGM, however, no longer than until 30 June 2019.

–	The Board of Directors may decide on the repurchase and/or on the acceptance as pledge of the company’s own shares in one or several tranches. The amount of own shares to be repurchased and/or accepted as pledge shall not exceed 50 million shares, which corresponded to approximately 5.61% of all the shares in the company at the period-end. The authorisation is valid until the close of the next AGM, however, no longer than until 30 June 2019.

During January – June 2018, the Board of Directors used four times its authorisation to repurchase its own shares and issue them by conveying repurchased shares. The repurchases and conveyances were made for payment of rewards earned under the company’s share plans in accordance with the terms and conditions of the plans:

Restricted share plan 2015

–	On 5 January 2018, the company repurchased a total of 30,000 of its own shares and conveyed them on 10 January 2018 to two key persons of the company.

–	On 7 March 2018, the company repurchased a total of 7,500 of its own shares and conveyed them on 23 March 2018 to one key person of the company.

–	On 7 May 2018, the company repurchased a total of 10,000 of its own shares and conveyed them on 23 May 2018 to one key person of the company.

Performance share plan 2015

–	On 13 February 2018, the company repurchased a total of 24,767 of its own shares and conveyed them on 1 March 2018 to 19 key persons of the company.

OWN SHARES

During the reporting period, the company held a total of 72,267 of the company’s own shares. These 72,267 shares were con-veyed to implement payments of rewards earned under the company’s share plans before the end of the reporting period and as described in the section Board authorisations. At the end of the period, the company or its subsidiaries held no shares in the company.

SHARE-RELATED EVENTS

Shareholder agreements

Gazit-Globe Ltd. and Canada Pension Plan Investment Board European Holdings S.à r.l (CPPIBEH) have signed an agreement regarding certain governance matters relating to Citycon on 12 May 2014. Further information on the agreement between Gazit-Globe Ltd. and CPPIBEH is available on the company’s website at citycon.com/shareholder-agreements.

The company has no knowledge of any other shareholder agreements.

Q2/2018 | 15

INCENTIVE PLANS

Long-term Share-based Incentive Plans and Stock Option Plan 2011

Citycon has five incentive plans for the Group key employees:

–	matching share plan 2018-2020,

–	restricted share plan 2018-2020,

–	performance share plan 2015,

–	restricted share plan 2015 and

–	stock option plan 2011 (expired 31 March 2018).

In February 2018 the Board of Directors approved two new share-based incentive plans for the Group key employees, a Matching Share Plan 2018 – 2020 and a Restricted Share Plan 2018 – 2020. The Matching Share Plan 2018-2020 is directed to the CEO and other members of the Corporate Management Committee. The Restricted Share Plan is directed to selected key employees of the company and its subsidiaries, excluding the CEO and other members of the Corporate Management Committee. Stock option plan 2011 expired on 31 March 2018.

The full terms and conditions of share-based incentive plans and the expired stock option plan 2011 are available on the company’s website at citycon.com/remuneration. The subscription ratios, prices and periods of the expired stock option plan 2011 as well as the stock options granted to the CEO and other Corporate Management Committee members are available in the Note 1.6. of the Financial Statements 2017.

13. EVENTS AFTER THE REPORTING PERIOD

After the reporting period, on 3 July Citycon purchased the third and final part of shopping centre Straedet and additionally divested shopping centre Glasshuspassasjen in Bodø, Norway for EUR around EUR 4 million on 5 July.

Q2/2018 | 16

14. OUTLOOK 2018 SPECIFIED

Previously
EPRA Earnings per share (basic)	EUR	0.155 – 0.170	0.155 – 0.175
Direct operating profit 1)	MEUR	-14 to -1	-15 to +1
EPRA Earnings 1)	MEUR	-14 to -1	-14 to +4

1)	Change compared to the previous year

These estimates are based on the existing property portfolio and on the prevailing level of inflation, the EUR–SEK and EUR–NOK exchange rates, and current interest rates. Guidance for 2018 includes around EUR -4 million impact from weaker currencies. Premises taken offline for planned or ongoing (re)development projects reduce net rental income during the year.

For more investor information, please visit the company’s website www.citycon.com.

Espoo, 11 July 2018

Citycon Oyj

Board of Directors

For further information, please contact:

Eero Sihvonen

Executive VP and CFO

Tel. +358 50 557 9137

eero.sihvonen@citycon.com

Mikko Pohjala

Head of Investor Relations

Tel. +358 40 838 0709

mikko.pohjala@citycon.com

Citycon is a leading owner, manager and developer of urban, grocery-anchored shopping centres in the Nordic region, managing assets that total approximately EUR 4.5 billion. Citycon is No. 1 shopping centre owner in Finland and among the market leaders in Norway, Sweden and Estonia. Citycon has also established a foothold in Denmark.

Citycon has investment-grade credit ratings from Moody’s (Baa2) and Standard & Poor’s (BBB). Citycon Oyj’s share is listed in Nasdaq Helsinki.

www.citycon.com

Q2/2018 | 17

EPRA PERFORMANCE MEASURES

Citycon applies to the best practices policy recommendations of EPRA (European Public Real Estate Association) for financial reporting. More information about EPRA’s performance measures is available in Citycon’s Financial Statements 2017 in section “EPRA performance measures”.

EPRA PERFORMANCE MEASURES

					Q1–Q2/	Q1–Q2/
		Q2/2018	Q2/2017%		2018	2017	%	2017
EPRA Earnings	MEUR	36.4	40.9	-10.8%	72.5	79.2	-8.5%	152.3
EPRA Earnings per share (basic)	EUR	0.041	0.046	-10.8%	0.081	0.089	-8.5%	0.171
EPRA NAV per share	EUR	2.68	2.78	-3.4%	2.68	2.78	-3.4%	2.71
EPRA NNNAV per share	EUR	2.38	2.43	-2.3%	2.38	2.43	-2.3%	2.37

The following tables present how EPRA Performance Measures are calculated.

1) EPRA EARNINGS

				Q1–Q2/	Q1–Q2/
MEUR	Q2/2018	Q2/2017%		2018	2017	%	2017
Earnings in IFRS Consolidated Statement of Comprehensive Income	-0.6	30.2	-	19.4	58.7	-67.0%	87.4
-/+ Net fair value gains/losses on investment property	25.6	15.7	63.1%	33.5	8.4	-	42.9
-/+ Net gains/losses on sale of investment property	1.8	-7.4	-	-1.4	-9.4	-85.3%	-6.0
+ Indirect other operating expenses	2.7	0.0	-	6.1	2.8	121.6%	12.8
+/- Fair value losses/gains of financial instruments	-0.1	0.7	-	-0.9	2.2	-	2.0
+/- Early close-out costs of debt and financial instruments	-	-	-	0.6	-	-	0.0
- Fair value gains and other indirect items of joint ventures and associated companies	3.3	3.2	2.2%	7.7	4.8	58.8%	6.9
+/- Change in deferred taxes arising from the items above	3.7	-1.6	-	7.5	11.2	-32.8%	5.8
+ Non-controlling interest arising from the items above	0.0	0.0	-	0.0	0.5	-	0.5
EPRA Earnings	36.4	40.9	-10.8%	72.5	79.2	-8.5%	152.3
Issue-adjusted average number of shares, million	890.0	890.0	0.0%	890.0	890.0	0.0%	890.0
EPRA Earnings per share (basic), EUR	0.041	0.046	-10.8%	0.081	0.089	-8.5%	0.171

The table below presents an alternative calculation of EPRA Earnings from the statement of comprehensive income from top to bottom.

				Q1–Q2/	Q1–Q2/
MEUR	Q2/2018	Q2/2017%		2018	2017	%	2017
Net rental income	54.3	59.4	-8.5%	107.6	116.0	-7.2%	228.5
Direct administrative expenses	-6.2	-6.9	-9.9%	-12.4	-13.7	-10.0%	-29.1
Direct other operating income and expenses	0.3	0.2	30.6%	0.5	0.8	-29.9%	1.1
Direct operating profit	48.4	52.7	-8.2%	95.8	103.0	-7.0%	200.5
Direct net financial income and expenses	-13.1	-13.4	-2.2%	-26.1	-27.4	-4.6%	-54.4
Direct share of profit/loss of joint ventures and associated companies	1.2	1.6	-23.8%	2.7	3.4	-20.7%	6.2
Direct current taxes	-0.2	-0.2	-1.6%	-0.2	-0.2	-2.1%	-0.8
Direct deferred taxes	0.1	0.1	-26.5%	0.4	0.4	-10.2%	0.7
Direct non-controlling interest	0.0	0.0	35.0%	0.0	0.0	-83.0%	0.0
EPRA Earnings	36.4	40.9	-10.8%	72.5	79.2	-8.5%	152.3
EPRA Earnings per share (basic), EUR	0.041	0.046	-10.8%	0.081	0.089	-8.5%	0.171

Q2/2018 | 18

2) EPRA NAV PER SHARE AND EPRA NNNAV PER SHARE

	30 June 2018			30 June 2017			31 December 2017
		Number of			Number of			Number of
		shares on			shares on			shares on
		the balance			the balance			the balance
		sheet date	per share,		sheet date	per share,		sheet date	Per share,
	MEUR	(1,000)	EUR	MEUR	(1,000)	EUR	MEUR	(1,000)	EUR

Equity attributable to parent company shareholders	2,180.5	889,993	2.45	2,263.8	889,993	2.54	2,207.3	889,993	2.48
Deferred taxes from the difference of fair value and fiscal value of investment properties	305.5	889,993	0.34	307.8	889,993	0.35	297.6	889,993	0.33
Goodwill as a result of deferred taxes	-94.5	889,993	-0.11	-100.3	889,993	-0.11	-91.8	889,993	-0.10
Fair value of financial instruments	-2.2	889,993	0.00	2.7	889,993	0.00	0.8	889,993	0.00
Net asset value (EPRA NAV)	2,389.3	889,993	2.68	2,474.0	889,993	2.78	2,413.8	889,993	2.71

Deferred taxes from the difference of fair value and fiscal value of investment properties	-305.5	889,993	-0.34	-307.8	889,993	-0.35	-297.6	889,993	-0.33
Goodwill as a result of deferred taxes	94.5	889,993	0.11	100.3	889,993	0.11	91.8	889,993	0.10
The difference between the secondary market price and fair value of bonds 1)	-65.4	889,993	-0.07	-98.1	889,993	-0.11	-100.2	889,993	-0.11
Fair value of financial instruments	2.2	889,993	0.00	-2.7	889,993	0.00	-0.8	889,993	0.00
EPRA NNNAV	2,115.1	889,993	2.38	2,165.7	889,993	2.43	2,107.1	889,993	2.37

1)	When calculating the EPRA NNNAV in accordance with EPRA’s recommendations, the shareholders’ equity is adjusted using EPRA’s guide-lines so that bonds are valued based on secondary market prices. In accordance with Citycon’s accounting policies, the carrying amount and fair value of bonds are different from this secondary market price. The difference between the secondary market price and the fair value of the bonds was EUR 65.4 million (98.1) as of 30 Jun 2018.

Q2/2018 | 19

CONSOLIDATED HALF-YEARLY REPORT

1 January - 30 June 2018

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, IFRS

					Q1–Q2/	Q1–Q2/
MEUR	Note	Q2/2018	Q2/2017%		2018	2017	%	2017
Gross rental income	3	59.4	65.4	-9.2%	120.1	131.5	-8.7%	257.4
Service charge income	3	18.9	19.4	-2.9%	38.8	39.9	-2.6%	80.8
Property operating expenses		-23.4	-24.9	-5.8%	-50.5	-54.5	-7.3%	-107.8
Other expenses from leasing operations		-0.6	-0.6	-10.7%	-0.8	-0.9	-13.9%	-1.9
Net rental income	3	54.3	59.4	-8.5%	107.6	116.0	-7.2%	228.5
Administrative expenses		-6.2	-6.9	-9.9%	-12.4	-13.7	-10.0%	-29.1
Other operating income and expenses		-2.4	0.2	-	-5.6	-2.0	181.0%	-11.6
Net fair value losses/gains on investment property	3	-25.6	-15.7	63.1%	-33.5	-8.4	-	-42.9
Net losses/gains on sale of investment property		-1.8	7.4	-	1.4	9.4	-85.3%	6.0
Operating profit	3	18.2	44.4	-59.1%	57.5	101.2	-43.2%	150.9
Net financial income and expenses		-13.0	-14.1	-7.8%	-25.8	-29.6	-12.8%	-56.4
Share of loss/ profit of joint ventures and associated companies		-2.1	-1.6	28.7%	-4.9	-1.4	-	-0.7
Profit before taxes		3.1	28.7	-89.1%	26.7	70.2	-61.9%	93.8
Current taxes		-0.2	-0.2	-1.6%	-0.2	-0.2	-2.1%	-0.8
Deferred taxes		-3.6	1.7	-	-7.1	-10.8	-33.7%	-5.1
Loss/profit for the period		-0.6	30.2	-	19.4	59.2	-67.3%	87.9

Loss/profit attributable to
Parent company shareholders		-0.6	30.2	-	19.4	58.7	-67.0%	87.4
Non-controlling interest		0.0	0.0	-	0.0	0.5	-99.5%	0.5

Earnings per share attributable to parent company shareholders
Earnings per share (basic), EUR	4	0.00	0.03	-	0.02	0.07	-67.0%	0.10
Earnings per share (diluted), EUR	4	0.00	0.03	-	0.02	0.07	-66.9%	0.10

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Net losses/gains on cash flow hedges		-0.8	-0.5	57.8%	3.5	-2.6	-	-3.1
Income taxes relating to cash flow hedges		0.2	0.1	57.8%	-0.7	0.5	-	0.6
Share of other comprehensive income of joint ventures and associated companies		0.0	-0.2	-	0.2	-0.3	-	1.9
Exchange gains/losses on translating foreign operations		8.2	-39.9	-	7.9	-46.7	-	-76.3
Net other comprehensive income to be reclassified to profit or loss in subsequent periods		7.6	-40.5	-	10.9	-49.2	-	-76.8
Other comprehensive income for the period, after taxes		7.6	-40.5	-	10.9	-49.2	-	-76.8

Total comprehensive profit/ loss for the period		7.0	-10.3	-	30.2	10.0	-	11.1

Total comprehensive profit/ loss attributable to
Parent company shareholders		7.1	-10.3	-	30.3	9.6	-	10.6
Non-controlling interest		-0.1	0.0	-	-0.1	0.5	-	0.5

Q2/2018 | 20

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION, IFRS

MEUR	Note	30 June 2018	30 June 2017	31 December 2017
ASSETS

Non-current assets
Investment properties	5	4,140.8	4,156.1	4,183.4
Goodwill		154.1	164.6	153.3
Investments in joint ventures and associated companies		223.4	222.2	228.0
Intangible and tangible assets, and other non-current assets		57.9	32.1	39.8
Deferred tax assets		6.0	3.2	4.3
Total non-current assets		4,582.3	4,578.3	4,608.9

Investment properties held for sale	7	3.7	215.1	25.4

Current assets
Derivative financial instruments	9, 10	1.8	2.4	1.8
Trade and other current assets		35.0	42.5	31.8
Cash and cash equivalents	8	17.4	13.3	10.1
Total current assets		54.2	58.2	43.7

Total assets	3	4,640.1	4,851.6	4,678.0

SHAREHOLDERS’ EQUITY AND LIABILITIES

Equity attributable to parent company shareholders
Share capital		259.6	259.6	259.6
Share premium fund		131.1	131.1	131.1
Fair value reserve		2.2	-2.7	-0.8
Invested unrestricted equity fund	11	1,074.6	1,181.4	1,123.5
Retained earnings	11	713.0	694.4	694.7
Total equity attributable to parent company shareholders		2,180.5	2,263.8	2,208.1
Non-controlling interest		0.1	1.2	1.2
Total shareholders’ equity		2,180.6	2,265.0	2,209.4

Long-term liabilities
Loans		1,966.2	1,867.8	1,959.2
Derivative financial instruments and other non-interest bearing liabilities	9, 10	3.1	5.6	4.7
Deferred tax liabilities		309.4	311.7	301.1
Total long-term liabilities		2,278.7	2,185.1	2,265.0

Short-term liabilities
Loans		105.3	317.7	124.7
Derivative financial instruments	9, 10	0.2	1.6	1.2
Trade and other payables		75.3	82.1	77.7
Total short-term liabilities		180.8	401.5	203.6

Total liabilities	3	2,459.5	2,586.6	2,468.6

Total liabilities and shareholders’ equity		4,640.1	4,851.6	4,678.0

Q2/2018 | 21

CONDENSED CONSOLIDATED CASH FLOW STATEMENT, IFRS

MEUR	Note	Q1-Q2/2018	Q1-Q2/2017	2017
Cash flow from operating activities
Profit before taxes		26.7	70.2	93.8
Adjustments to profit before taxes		71.2	35.4	110.5
Cash flow before change in working capital		98.0	105.6	204.3
Change in working capital		-9.2	-4.4	7.6
Cash generated from operations		88.8	101.2	212.0

Paid interest and other financial charges		-24.7	-32.7	-66.8
Interest income and other financial income received		0.5	0.6	3.8
Current taxes paid		-1.0	-0.1	-0.1
Net cash from operating activities		63.6	69.0	148.9

Cash flow from investing activities
Acquisition of subsidiaries, less cash acquired	5, 6, 7	-0.1	-73.5	-144.4
Capital expenditure on investment properties, investments in joint ventures, intangible assets and tangible assets	5, 6, 7	-46.1	-89.4	-154.0
Sale of investment properties	5, 6, 7	70.5	112.8	315.9
Net cash used in investing activities		24.3	-50.1	17.5

Cash flow from financing activities
Proceeds from short-term loans		451.9	1,164.1	2,078.7
Repayments of short-term loans		-452.6	-987.3	-2,099.0
Proceeds from long-term loans and receivables		0.1	0.0	107.6
Repayments of long-term loans		-14.6	-138.4	-139.3
Acquisition of non-controlling interests		-1.4	-	0.0
Dividends and return from the invested unrestricted equity fund	11	-57.8	-58.4	-116.2
Realized exchange rate losses/gains		-5.3	-1.0	-2.7
Net cash used in financing activities		-79.8	-21.0	-171.0

Net change in cash and cash equivalents		8.1	-2.1	-4.7
Cash and cash equivalents at period-start	8	10.1	15.9	15.9
Effects of exchange rate changes		-0.9	-0.5	-1.1
Cash and cash equivalents at period-end	8	17.4	13.3	10.1

Q2/2018 | 22

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS

							Equity
							attributable
							to parent
		Share		Invested			company	Non-
	Share	premium	Fair value	unrestricted	Translation	Retained	share-	controlling	Shareholders'
MEUR	capital	fund	reserve	equity fund	reserve	earnings	holders	interest	equity, total
Balance at 1 January 2017	259.6	131.1	-0.3	1,230.3	-16.8	707.6	2,311.4	0.8	2,312.3
Total comprehensive profit/loss for the period			-2.4		-46.8	58.7	9.5	0.5	10.0
Dividends paid and equity return (Note 10)				-48.9		-8.9	-57.8		-57.8
Share-based payments						0.5	0.5		0.5
Acquisition of non-controlling interests						0.2	0.2	-0.1	0.1
Balance at 30 June 2017	259.6	131.1	-2.7	1,181.4	-63.7	758.1	2,263.8	1.2	2,265.0

Balance at 1 January 2017	259.6	131.1	-0.3	1,230.3	-16.8	707.6	2,311.4	0.8	2,312.3
Total comprehensive profit/loss for the period			-0.5		-76.3	87.4	10.6	0.5	11.1
Dividends paid and equity return (Note 10)				-106.8		-8.9	-115.7		-115.7
Share-based payments						0.8	0.8		0.8
Acquisition of non-controlling interests						0.1	0.1	-0.1	0.0
Balance at 31 December 2017	259.6	131.1	-0.8	1,123.5	-93.2	787.1	2,207.3	1.2	2,208.5
Changes in accounting policies (IFRS2 & IFRS 9)						0.8	0.8		0.8
Balance at 1 January 2018	259.6	131.1	-0.8	1,123.5	-93.2	787.9	2,208.1	1.2	2,209.4
Total comprehensive profit/loss for the period			3.0		7.9	19.4	30.2	-0.1	30.2
Dividends paid and equity return (Note 10)				-48.9		-8.9	-57.8		-57.8
Share-based payments						0.3	0.3		0.3
Acquisition of non- controlling interests						-0.3	-0.3	-1.1	-1.4
Balance at 30 June 2018	259.6	131.1	2.2	1,074.6	-85.3	798.3	2,180.5	0.1	2,180.6

Q2/2018 | 23

NOTES TO THE CONSOLIDATED HALF-YEARLY REPORT

1. BASIC COMPANY DATA

Citycon is a real estate company specialised in retail premises. Citycon operates in the business units Finland, Norway, Sweden & Denmark and Estonia. Citycon is a Finnish public limited liability company established under the Finnish law and domiciled in Helsinki. The Board of Directors has approved the half-yearly report’s financial statements on 11th of July 2018.

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

Citycon prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). The half-yearly report for the six month period ended on 30 June 2018 have been prepared, apart from the exceptions listed below, in accordance with the same accounting policies and methods as in previous annual financial statements and in accordance with IAS 34 Interim Financial Reporting standard. The figures are unaudited

NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS APPLIED IN 2018

IFRS 15 Revenue from contracts with customers (application from 1 January 2018 onwards)

The majority Citycon’s sales revenues consist of rental income which by definition falls under the scope of IAS 17 (from 1 Janu-ary 2019 onwards IFRS 16). In Citycon’s business operations IFRS 15 is applicable to the service charge income, including service charges and utility charges, and other operating income where applicable, such as management fees. Citycon considers to act as a principal in respect to service income.

Implementation of the standard does not require changes in Citycon’s policies regarding income recognition. The main impact to Citycon’s reporting from the implementation of IFRS 15 is the change in disclosure regarding some of Citycon’s rental agreements, in which the rental income and service charge income has been divided in the income statement from 1 January 2018 onwards. In the previous financial years this income has been presented fully as rental income. Due to the change, EUR 2.5 million of gross rental income has been allocated to service charge income in the first two quarters of 2018. The allocation did not have any impact on Citycon’s net rental income.

MEUR	Q1-Q2/2018 (IFRS 15)	Q1-Q2/2018 (IAS 18)
Gross rental income	120.1	122.5
Service charge income	38.8	36.4
Total	158.9	158.9

IFRS 9 Financial instruments (application from 1 January 2018 onwards)

Application of the standard will offer more possibilities regarding hedge accounting, but does not require mandatory changes to Citycon’s present principles of booking nor disclosure of financial instruments.

The standard will however bring changes to recording impairments of financial instruments, which calls for assessment of expected credit loss. The standard allows Citycon to apply the simplified valuation model on its rent receivables and trade re-ceivables when recording the expected credit loss in its reporting. The expected credit loss from maximun contractual period is based on the amount of trade receivables, realized credit losses and expectations regarding the future development of the economic situation.

The effect from the restating of Citycon’s credit loss provision to equity of 1 January 2018 was EUR 0,0 million.

Q2/2018 | 24

IFRS 2 Share-based payments - Clarification and Measurement of Share-based Payment Transactions (application from 1 Janu-ary 2018 onwards)

The amendments clarifies the accounting treatment of share-based payments with net settlement features for withholding tax obligations. According to the previous application of IFRS 2, the share-based transactions with net settlement features have been treated separately as an equity-settled and a cash-settled transaction. Due to the amendments, the approach used to account for vesting conditions when measuring equity-settled share-based payments also applies to cash-settled share-based payments from 1 January 2018 onwards.

The effect from restatement of the liability arised from the cash-settled share-based payments ement of the liability arised from the cash-settled share-based payments to retained earnings of 1 January 2018 was EUR 0.9 million.

NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS THAT ARE NOT YET EFFECTIVE AND HAVE NOT BEEN EARLY-ADOPTED

IFRS 16 Leases standard (application from 1 January 2019).

The upcoming standard will replace IAS 17 standard and its interpretations. Above all, IFRS 16 provides guidance for the lessee and defines principles for accounting treatment of rental agreement as an asset and a liability (lease obligation). In the income statement, the cost of the rental agreements will be presented as depreciations and financing expenses instead of rental expenses. The standard contains two exemptions for short-term and low-value leases. In relation to the standard, the most substantial leases where Citycon acts as a lessee, consist from rented shopping centers, land areas and shopping centre machinery.

Implementing the standard to Citycon’s reporting in is progress. The impacts of implementation are estimated to be minor.

Additional information on the otherwise unchanged accounting policies is available in Citycon’s annual financial statements 2017.

New ESMA (European Securities and Markets Authority) guidelines on alternative performance measures are effective for the financial year 2016. Citycon also presents alternative performance measures, such as EPRA performance measures and loan to value, to reflect the underlying business performance and to enhance comparability between financial periods. Alternative performance measures presented in this report should not be considered as a substitute for measures of performance in accordance with the IFRS.

3. SEGMENT INFORMATION

Citycon’s business consists of the regional business units Finland, Norway, Sweden & Denmark and Estonia.

In Citycon’s reporting, Kista Galleria is treated as a joint venture and the shopping centre’s result or fair value will not impact on the gross rental income, net rental income or fair value of investment properties of the group. Kista Galleria is consolidated in Citycon’s financial statements based on the equity method, meaning that Citycon’s share of Kista Galleria’s profit for the period is recognised in the line ‘Share of result in joint ventures’ and associated companies in the statement of comprehensive income and Citycon’s share of Kista Galleria’s total assets is recognised in the line ‘Investments in joint ventures and associated companies’ in the statement of financial position. In addition, the management fee received by Citycon is reported in the line ‘other operating income and expenses’ and the interest income on the shareholder loan is reported in ‘net financial income and expenses’. Kista Galleria contributed to the IFRS based profit for the period by approximately EUR -2.1million.

The Board of Directors follows IFRS segment result and in addition Kista Galleria’s financial performance separately, and therefore, segment information includes both IFRS segment results and Kista Galleria result.

Citycon changed the presentation of segments and Kista Galleria’s financial performance during the financial year 2017 to better meet the information presented to the Board of Directors. Effects from the change to Citycon’s reporting have been disclosed in the financial statements of 2017.

Q2/2018 | 25

				Q1-Q2/	Q1-Q2/
MEUR	Q2/2018	Q2/2017%		2018	2017	%	2017
Gross rental income
Finland	20.4	24.7	-17.4%	41.2	48.5	-15.2%	94.2
Norway	21.6	23.0	-6.2%	43.2	47.3	-8.7%	91.5
Sweden & Denmark	12.0	11.9	1.0%	24.8	24.1	2.5%	49.0
Estonia	5.4	5.8	-6.9%	11.0	11.6	-5.1%	22.6
Total Segments	59.4	65.4	-9.2%	120.1	131.5	-8.7%	257.4

Kista Galleria (50%)	3.4	4.2	-19.0%	7.0	8.5	-17.3%	16.5

Service charge income
Finland	7.4	8.3	-11.4%	14.9	16.4	-8.9%	31.9
Norway	6.9	6.2	11.8%	13.8	14.0	-0.8%	30.0
Sweden & Denmark	3.2	3.5	-8.7%	7.1	6.6	7.6%	12.7
Estonia	1.4	1.5	-2.3%	2.9	2.9	0.5%	6.1
Total Segments	18.9	19.4	-2.9%	38.8	39.9	-2.6%	80.8

Kista Galleria (50%)	0.9	0.9	7.4%	1.9	1.8	7.5%	3.4

Net rental income
Finland	19.2	22.6	-15.0%	37.3	42.5	-12.3%	84.7
Norway	18.8	20.3	-7.1%	37.7	41.4	-8.9%	79.6
Sweden & Denmark	10.8	10.7	0.8%	21.7	20.5	6.0%	41.3
Estonia	5.4	5.7	-4.7%	10.7	11.3	-4.7%	22.2
Other	0.1	0.1	-37.8%	0.2	0.3	-38.8%	0.7
Total Segments	54.3	59.4	-8.5%	107.6	116.0	-7.2%	228.5

Kista Galleria (50%)	3.0	3.8	-19.4%	6.2	7.7	-19.4%	14.4

Direct operating profit
Finland	18.5	21.7	-14.5%	36.1	40.9	-11.8%	81.6
Norway	17.7	19.3	-8.2%	35.4	39.6	-10.6%	74.8
Sweden & Denmark	9.9	9.8	1.1%	20.1	18.7	7.8%	37.9
Estonia	5.3	5.5	-5.0%	10.6	11.0	-4.2%	21.6
Other	-3.0	-3.6	-16.6%	-6.4	-7.2	-11.1%	-15.4
Total Segments	48.4	52.7	-8.2%	95.8	103.0	-7.0%	200.5

Kista Galleria (50%)	2.9	3.6	-20.5%	5.9	7.3	-20.1%	13.8

Net fair value losses/gains on investment property
Finland	-14.3	-5.5	161.0%	-27.9	-15.1	84.8%	-44.7
Norway	-10.3	-13.7	-25.0%	-13.9	0.7	-	-22.2
Sweden & Denmark	0.8	5.4	-85.3%	13.6	8.8	55.1%	30.6
Estonia	-1.8	-1.9	-4.5%	-5.3	-2.8	89.7%	-6.5
Total Segments	-25.6	-15.7	63.1%	-33.5	-8.4	-	-42.9

Kista Galleria (50%)	-3.7	0.6	-	-4.2	0.5	-	-0.6

Operating profit/loss
Finland	2.5	15.1	-83.6%	6.0	25.0	-76.0%	32.9
Norway	3.4	5.8	-41.1%	17.4	37.8	-53.9%	40.8
Sweden & Denmark	11.8	23.4	-49.5%	35.2	37.5	-6.0%	77.6
Estonia	3.4	3.6	-5.2%	5.3	8.2	-36.2%	15.0
Other	-3.0	-3.6	-16.6%	-6.4	-7.2	-11.1%	-15.4
Total Segments	18.2	44.4	-59.1%	57.5	101.2	-43.2%	150.9

Kista Galleria (50%)	-0.8	4.2	-	1.7	7.9	-78.9%	13.2

Q2/2018 | 26

MEUR	30 June 2018	30 June 2017%		2017
Assets
Finland	1,630.5	1,826.5	-10.7%	1,658.6
Norway	1,596.1	1,681.5	-5.1%	1,578.7
Sweden & Denmark	1,033.8	998.8	3.5%	1,088.5
Estonia	306.8	306.0	0.3%	307.3
Other	72.9	38.9	87.4%	44.8
Total Segments	4,640.1	4 ,851.6	-4.4%	4, 678.0

Kista Galleria (50%)	294.3	319.1	-7.8%	314.8

Liabilities
Finland	9.1	14.3	-36.2%	8.2
Norway	12.7	13.5	-6.6%	17.5
Sweden & Denmark	11.4	14.5	-21.8%	20.9
Estonia	3.4	3.1	11.6%	1.3
Other	2,423.0	2,541.2	-4.7%	2,420.8
Total Segments	2,459.5	2, 586.6	-4.9%	2,468.6

Kista Galleria (50%)	238.1	252.6	-5.7%	249.9

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

4. EARNINGS PER SHARE

		Q1-Q2/2018	Q1-Q2/2017%		2017
Earnings per share, basic
Profit attributable to parent company shareholders	MEUR	19.4	58.7	-67.0%	87.4
Issue-adjusted average number of shares	million	890.0	890.0	0.0%	890.0
Earnings per share (basic)	EUR	0.02	0.07	-66.8%	0.10

Earnings per share, diluted
Profit attributable to parent company shareholders	MEUR	19.4	58.7	-67.0%	87.4
Issue-adjusted average number of shares	million	890.0	890.0	0.0%	890.0
Adjustment from share-based incentive plans and options	million	5.8	9.0	-34.9%	9.0
Average number of shares used in the calculation of diluted earnings per share	million	895.8	899.0	-0.3%	899.0
Earnings per share (diluted)	EUR	0.02	0.07	-66.9%	0.10

Q2/2018 | 27

5. INVESTMENT PROPERTIES

Citycon divides its investment properties into two categories: Investment Properties Under Construction (IPUC) and Opera-tive Investment Properties. On reporting date, the first mentioned category included Lippulaiva in Finland. On 30 June 2017, the first mentioned category included Lippulaiva in Finland.

IPUC-category includes the fair value of the whole property even though only part of the property may be under construction.

30 JUNE 2018

	Investment properties under construction	Operative investment	Investment properties,
MEUR	(IPUC)	properties	total
At period-start	121.0	4,062.4	4,183.4
Acquisitions	-	0.1	0.1
Investments	10.6	24.5	35.0
Disposals	-	-23.2	-23.2
Capitalized interest	0.8	0.1	0.9
Fair value gains on investment property	-	33.1	33.1
Fair value losses on investment property	-0.2	-66.5	-66.7
Exchange differences	-	1.5	1.5
Transfers between items	-	-23.4	-23.4
At period-end	132.2	4,008.6	4,140.8

30 JUNE 2017

	Investment properties under construction	Operative investment	Investment properties,
MEUR	(IPUC)	properties	total
At period-start	723.9	3,613.7	4,337.6
Acquisitions	-	69.4	69.4
Investments	17.2	56.9	74.1
Disposals	-	-62.0	-62.0
Capitalized interest	0.4	1.8	2.3
Fair value gains on investment property	-	86.9	86.9
Fair value losses on investment property	-	-95.3	-95.3
Exchange differences	-	-78.4	-78.4
Transfers between items	-632.3	453.9	178.5
At period-end	109.1	4,047.0	4,156.1

31 DECEMBER 2017

	Investment properties under construction	Operative investment	Investment properties,
MEUR	(IPUC)	properties	total
At period-start	723.9	3,613.7	4,337.6
Acquisitions	-	142.5	142.5
Investments	49.7	84.0	133.7
Disposals	-	-59.8	-59.8
Capitalized interest	1.1	2.2	3.2
Fair value gains on investment property	-	113.0	113.0
Fair value losses on investment property	-2.4	-153.5	-155.9
Exchange differences	-	-130.3	-130.3
Transfers between items	-651.3	450.7	-200.6
At period-end	121.0	4, 062.4	4,183.4

Q2/2018 | 28

The fair value of investment properties has been measured by CBRE for the half-yearly reports in 2018 and 2017 as well as for the financial statements for 2017.

The fair value is calculated by a net rental income based cash flow analysis. Market rents, the yield requirement, the occupancy rate and operating expenses form the key variables used in the cash flow analysis. The segments’ yield requirements and market rents used in the cash flow analysis were as follows:

YIELD REQUIREMENT AND MARKET RENTS

	Weighted average yield requirement,			Weighted average market rents,
	%			EUR/sq.m./mo
	30 June 2018	30 June 2017	31 December 2017	30 June 2018	30 June 2017	31 December 2017
Finland	5.3	5.5	5.3	31.4	30.3	31.2
Norway	5.4	5.4	5.4	23.1	22.5	22.0
Sweden & Denmark	5.1	5.2	5.2	24.9	26.4	25.9
Estonia	6.6	6.6	6.5	21.0	21.0	20.7
Investment properties, average	5.4	5.5	5.4	26.4	26.3	26.2
Investment properties and Kista Galleria (50%), average	5.3	5.4	5.3	26.9	27.0	26.9

6. CAPITAL EXPENDITURE

MEUR	Q1-Q2/2018	Q1-Q2/2017	2017
Acquisitions of properties 1)	0.1	69.4	142.5
Acquisitions of and investments in joint ventures	10.5	8.1	18.0
Property development	36.0	76.3	137.0
Goodwill and other investments	0.5	0.7	1.2
Total capital expenditure incl. acquisitions	47.1	154.6	298.7

Capital expenditure by segment
Finland	21.0	56.1	100.1
Norway	6.4	81.3	84.9
Sweden & Denmark	15.0	15.9	109.0
Estonia	4.3	0.8	3.9
Group administration	0.3	0.5	0.8
Total capital expenditure incl. acquisitions	47.1	154.6	298.7

Divestments 2)	72.1	106.9	319.6

1)	Capital expenditure takes into account deduction in the purchase price calculations and FX rate changes

2)	Excluding transfers into ‘Investment properties held for sale’ -category

Q2/2018 | 29

7. INVESTMENT PROPERTIES HELD FOR SALE

On 30 June 2018, the Investment Properties Held for Sale comprised of one property in Norway. The property transaction was completed on July 2018. On 30 June 2017, the Investment Properties Held for Sale comprised of two properties in Norway and non-core properties in Finland.

Citycon had no businesses held for sale (in accordance with IFRS 5) on 30 June 2018 or 30 June 2017.

EUR million	30 June 2018	30 June 2017	2017
At period-start	25.4	81.9	81.9
Disposals	-46.0	-42.2	-251.9
Exchange differences	0.9	-3.1	-5.0
Changes in fair value	-1.8	-	-
Transfers from investment properties	25.1	178.5	200.4
At period-end	3.7	215.1	25.4

8. CASH AND CASH EQUIVALENTS

MEUR	30 June 2018	30 June 2017	31 December 2017
Cash in hand and at bank	12.1	10.1	3.7
Other bank deposits	5.3	3.1	6.4
Total	17.4	13.3	10.1

Cash and cash equivalents in the cash flow statement comprise the items presented above. Other bank deposits consist mainly of restricted cash.

9. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

Classification of financial instruments and their carrying amounts and fair values

	30 June 2018		30 June 2017		31 December 2017
	Carrying		Carrying		Carrying
MEUR	amount	Fair value	amount	Fair value	amount	Fair value
Financial assets
I Financial assets at fair value through profit and loss
Derivative financial instruments	33.8	33.8	11.6	11.6	14.2	14.2

II Derivative contracts under hedge accounting
Derivative financial instruments	6.3	6.3	0.5	0.5	7.0	7.0

Financial liabilities
I Financial liabilities amortised at cost
Loans
Loans from financial institutions	210.0	210.4	421.7	422.2	225.9	226.3
Bonds	1,861.5	1,873.2	1,763.9	1,776.9	1,858.0	1,870.9
II Financial liabilities at fair value through profit and loss
Derivative financial instruments	2.8	2.8	5.2	5.2	3.7	3.7
III Derivative contracts under hedge accounting
Derivative financial instruments	0.0	0.0	0.6	0.6	0.7	0.7

Q2/2018 | 30

10. DERIVATIVE FINANCIAL INSTRUMENTS

	30 June 2018		30 June 2017		30 June 2017
	Nominal		Nominal		Nominal
MEUR	amount	Fair value	amount	Fair value	amount	Fair value
Interest rate swaps
Maturity:
less than 1 year	-	-	-	-	-	-
1–5 years	236.6	1.8	235.1	0.5	228.7	0.2
over 5 years	-	-	-	-	-	-
Subtotal	236.6	1.8	235.1	0.5	228.7	0.2

Cross-currency swaps
Maturity:
less than 1 year	-	-	-	-	-	-
1–5 years	457.9	33.9	350.0	1.5	457.9	15.0
over 5 years	-	-	107.9	3.4	-	-
Subtotal	457.9	33.9	457.9	4.9	457.9	15.0

Foreign exchange forward agreements
Maturity:
less than 1 year	52.8	1.6	131.9	0.8	84.6	1.6
Total	747.3	37.3	825.0	6.3	771.2	16.8

Derivative financial instruments are used in hedging the interest rate and foreign currency risk.

Hedge accounting is applied for interest rate swaps which have a nominal amount of EUR 236.6 million (235.1) and for a cross-currency swap converting EUR debt into NOK debt which has a nominal amount of EUR 107.9 million (107.9). The change in fair values of these derivatives is recognised under other comprehensive income, taking the tax effect into account. In addition, EUR 0.1 million (0.1) have been recognised in ‘Share of other comprehensive income of joint ventures and associated companies’ from interest rate swaps hedging loan of Sektor Portefølje II AS.

Citycon also has cross-currency swaps to convert EUR debt into SEK debt and currency forwards. Changes in fair values of these are reported in the profit and loss statement as hedge accounting is not applied.

Furthermore, changes in fair values of interest rate caps hedging Kista Galleria’s loans are recognised under ‘Share of profit of joint ventures and associated companies’.

11. DIVIDEND AND EQUITY REPAYMENT

Citycon’s AGM 2018 decided that no dividend is distributed by a resolution of the AGM and authorised the Board of Directors to decide in its discretion on the distribution of dividend and assets from the invested unrestricted equity fund. Based on the authorisation the maximum amount of dividend to be distributed for the financial year 2017 shall not exceed EUR 0.01 per share and the maximum amount of equity repayment to be distributed from the invested unrestricted equity fund shall not exceed EUR 0.12 per share. The authorisation is valid until the opening of the next AGM.

On the basis of the authorisation mentioned above and explained in half-yearly report sections 11 and 12 the Board of Directors decided in March and June 2018 to distribute divided of EUR 0.01 per share, or approximately EUR 8.9 million and equity repay-ment total of EUR 0.055 per share, or approximately EUR 48.9 million. Following the dividend and equity repayment paid on 29 March and 29 June 2018, the Board’s authorization for dividend distribution is used in its entirety and the remaining authorisa-tion for equity repayment is EUR 0.065 per share. Preliminary payment dates for equity repayments to be distributed on basis of the authorization are 28 September 2018 and 28 December 2018. The Board of Directors will make separate resolutions on each distribution of the equity repayment and the company shall make separate announcements of such Board resolutions.

Total amount of dividend EUR 8.9 million and equity repayment EUR 106.8 million were distributed during the financial year 2017, of which EUR 8.9 million dividend and EUR 48.9 million equity repayment were distributed during the first half of 2017.

Q2/2018 | 31

12. CONTINGENT LIABILITIES

MEUR	30 June 2018	30 June 2017	31 December 2017
Mortgages on land and buildings	136.7	135.8	132.1
Bank guarantees	31.9	66.8	40.9
Capital commitments	262.5	207.1	337.9

At period-end, Citycon had capital commitments of EUR 262.5 million (207.1) relating mainly to on-going (re)development projects.

Citycon owns 50% of Kista Galleria joint venture. Shares in the joint venture have been pledged as security for the loans of the joint venture.

13. RELATED PARTY TRANSACTIONS

Citycon Group’s related parties comprise the parent company Citycon Oyj and its subsidiaries, associated companies, joint ventures; Board members; CEO and other Corporate Management Committee members and the company’s largest shareholder Gazit-Globe Ltd., whose shareholding in Citycon Oyj accounted for 46.4% on 30 June 2018 (43.9%).

Purchases of services

Over the period or comparison period Citycon paid no expenses to Gazit-Globe Ltd. and its subsidiaries but invoiced EUR 0.0 million expenses forward to Gazit-Globe Ltd. and its subsidiaries (EUR 0.1).

Q2/2018 | 32

REPORT ON REVIEW OF CITYCON OYJ’S HALF -YEARLY REPORT’S FINANCIAL INFORMATION FOR THE PERIOD JANUARY 1 – JUNE 30, 2018 (TRANSLATION)

TO THE BOARD OF DIRECTORS OF CITYCON OYJ

Introduction

We have reviewed the accompanying consolidated condensed statement of financial position of Citycon Oyj as of June 30th , 2018 and the related condensed statement of comprehensive income, condensed statement of changes in shareholders’ equi-ty, condensed cash flow statement and explanatory notes for the six-month period then ended. The Board of Directors and the Managing Director are responsible for the preparation and fair presentation of the half-yearly report’s financial information in accordance with International Accounting Standard 34 Interim Financial Reporting and in accordance with other laws and reg-ulations governing the preparation of the half-yearly report’s financial information in Finland. Our responsibility is to express a conclusion on this half-yearly report’s financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements ISRE 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of half-yearly report’s financial informa-tion consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying half-yearly report’s financial information has not been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and in accordance with other laws and regulations governing the preparation of the half-yearly report’s financial information in Finland.

Helsinki, July 11th, 2018

Ernst & Young Oy

Accountant Firm

Mikko Rytilahti

Authorized Public Accountant